Exhbit 99.1

Claude Resources Inc. Expands Discovery at the Santoy Gap, Seabee Project

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

"10.3 Grams of Gold per Tonne Over 5.43 Metres at Santoy Gap"

SASKATOON, Sept. 26, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") today announced that drilling at the Santoy Gap target within the Seabee Project has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system. The 14,400 hectare Seabee Project hosts the currently producing Seabee and Santoy 8 Gold Deposits and is located 110 kilometres northeast of La Ronge, Saskatchewan.

Highlights of the drilling include 10.30 grams of gold per tonne over 5.43 metres in JOY-11-535, 6.12 grams per tonne across 6.24 metres in JOY-11-549, 22.06 grams per tonne across 2.82 metres in JOY-11-551 and 49.60 grams per tonne across 1.36 metres in JOY-11-554.  The Company's Santoy Gap exploration program at the Seabee Project has been expanded to include a third surface rig and continues to intercept broad, visible gold-bearing intervals along strike and at depth with assays pending on a further 14 holes.  Table 1 provides a detailed summary of the assay results.

A total of 30 holes and 11,000 metres have been completed at Santoy Gap in 2011 with assays received for 16 holes (Table 1). The drill program has expanded the gold-bearing structure to a strike length of over 400 metres, to depths in excess of 450 metres and, when combined with drilling completed in 2010 (See Claude News Releases dated March 15th and July 26th, 2011), indicates strong potential to expand the Company's resource base at the Seabee Project. The Santoy Gap target is located within 400 metres of underground infrastructure, immediately on strike and adjacent to the Santoy 8 Mine. The system remains open along strike to the northwest, southeast and at depth.

"Initial drill testing of the Santoy Gap target has successfully intercepted multiple high grade vein sets and expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres. This new discovery combined with the recent success at the L62, Neptune and continued Seabee Deep drilling demonstrate the potential for significant new discoveries and resource growth in the Seabee Camp," stated Brian Skanderbeg, Vice-President Exploration.

Based on these encouraging results from Santoy Gap, Claude has expanded the 2011 Seabee exploration program to include 43,000 metres of surface drilling, of which 20,000 will be focused at Santoy Gap between September 1st and year end. The three rig program will focus on aggressively exploring the Santoy Gap target and its relationship to the Santoy 8 orebody to depths of in excess of 500 metres.

In addition to aggressive exploration efforts at the Seabee Project, Claude has initiated Phase II underground drilling at the Madsen Property in Red Lake and continues to advance the Amisk Gold Project.  The Phase II Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Please visit www.clauderesources.com for a detailed longitudinal map of the Santoy Gap target and location map of the Seabee Project.
Table 1: Santoy Gap 2011 Drillhole Intercepts.
Hole ID	Easting	Northing	From (m)	Gold Grade (g/t)	Width (m)	Visible Gold

JOY-11-534	599349	6170487	286.00	Anomalous
JOY-11-535	599349	6170487	310.57	10.30	5.43	X
JOY-11-536	599367	6170300	209.14	Anomalous
JOY-11-537	599403	6170324	331.00	Anomalous
JOY-11-538	599362	6170404		Results Pending
JOY-11-539	599334	6170551		Results Pending
JOY-11-540	599411	6170392		Results Pending
JOY-11-541	599002	6170639	164.60	3.38	1.25
JOY-11-542	599001	6170639	175.40	5.30	2.00
JOY-11-543	599189	6170681	265.30	Anomalous
JOY-11-544	599150	6170740	261.00	3.93	2.00
		and	296.00	5.74*	2.00
JOY-11-545	599070	6170500		Results Pending
JOY-11-546	599520	6170235		Results Pending
JOY-11-547	599127	6170539	248.00	Anomalous
JOY-11-548	599241	6170626	237.00	Anomalous
JOY-11-549	599175	6170744	330.38	6.12	6.24	X
JOY-11-550	599178	6170745	307.08	20.10	1.00	X
		and	332.00	4.38	5.00
JOY-11-551	599205	6170769	384.98	12.50	1.69	X
		and	405.77	22.06	2.82	X
JOY-11-552	599221	6170711	379.50	9.85	0.78	X
JOY-11-553	599146	6170793	348.70	42.60	0.81	X
		and	365.12	12.67	1.53	X
JOY-11-554	599146	6170793	413.20	49.60*	1.36	X
JOY-11-555	599146	6170793		Results Pending		X
JOY-11-556	599146	6170793		Results Pending		X
JOY-11-557	599115	6170845		Results Pending		X
JOY-11-558	599217	6170710		Results Pending
JOY-11-559	599115	6170845		Results Pending
JOY-11-560	599217	6170710		Results Pending
JOY-11-561	599217	6170710		Results Pending		X
JOY-11-562	599115	6170845		Results Pending		X
JOY-11-563	599115	6170845		Results Pending		X
* Partial result, assays within zone are pending. Composite grades calculated using a 3 g/t cut-off. Anomalous relates to a gold grade of 0.1-3.0 g/t.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 950,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Or

Philip Ng, Senior Vice President, Operations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:00e 26-SEP-11